Exhibit 4.4

HERBALIFE LTD.

STOCK BONUS AWARD AGREEMENT

STOCK OPTION BONUS AGREEMENT (this “Agreement”) dated as of                            , 2005 (the “Grant Date”) between HERBALIFE LTD. (the “Company”), and [GRANTEE] (the “Grantee”).

WHEREAS, pursuant to Section 8 of the Herbalife Ltd. 2004 Plan (the “Plan”), the Committee designated under the Plan desires to grant to the Grantee an award of fully vested Common Shares, par value $0.002 per share, of the Company (the “Common Shares”); and

WHEREAS, the Grantee desires to accept such award subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements contained herein, the Company and the Grantee, intending to be legally bound, hereby agree as follows:

1.             Grant.  The Company hereby grants to the Grantee, pursuant to the Plan, a fully vested award of                                  (        ) Common Shares (the “Stock Bonus Award”), subject to the terms and conditions set forth herein and in the Plan.  The Stock Bonus Award is intended to be an Award of Restricted Stock (as such terms are defined in the Plan) pursuant to Section 8 of the Plan.  The Stock Bonus Award shall be fully vested as of the Grant Date and the Common Shares awarded thereunder shall not be subject to any restrictions on transfer except as set forth in Paragraph 2 of this Agreement.

2.             Compliance With Legal Requirements.  No Common Shares shall be issued or transferred pursuant to this Agreement or the Plan unless and until all tax withholding and legal requirements applicable to such issuance or transfer have, in the opinion of counsel to the Company, been satisfied.  Such legal requirements may include, but are not limited to, (i) registering or qualifying such Common Shares under any state or federal law or under the rules of any stock exchange or trading system, (ii) satisfying any applicable law or rule relating to the transfer of unregistered securities or demonstrating the availability of an exemption from applicable laws, (iii) placing a restricted legend on the Common Shares issued pursuant to the exercise of the Option, or (iv) obtaining the consent or approval of any governmental regulatory body.  The Grantee understands that the Company is under no obligation to register for resale the Common Shares issued hereunder.  The Company may impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by the Grantee or other subsequent transfers by the Grantee of any Common Shares issued hereunder, including without limitation (i) restrictions under an insider trading policy, (ii) restrictions that may be necessary in the absence of an effective registration statement under the Securities Act of 1933, as amended, covering the Common Shares awarded hereunder and (iii) restrictions as to the use of a specified brokerage firm or other agent for such resales or other transfers.  The award of the Common Shares hereunder must also comply with other applicable laws and regulations governing the sale of such shares.

3.             Committee Authority.  Any question concerning the interpretation of this Agreement, the Plan or the Plan and any controversy that may arise under this Agreement, the Plan or the Plan shall be determined by the Committee in its sole and absolute discretion.  All decisions by the Committee shall be final and binding.

4.             Application of the Plan.  The terms of this Agreement are governed by the terms of the Plan, as they exist on the date of hereof and as the Plan and/or the Plan is amended from time to time.  In the event of any conflict between the provisions of this Agreement and the provisions of the Plan and/or the Plan, the terms of the Plan and/or the Plan shall control.

5.             No Right to Continued Employment.  Nothing in this Agreement, the Plan, the Plan shall interfere with or limit in any way the right of the Company, its Subsidiaries and/or its affiliates to terminate the Grantee’s employment at any time or for any reason not prohibited by law, nor confer upon the Grantee any right to continue his or her employment for any specified period of time.

6.             Further Assurances.  Each party hereto shall cooperate with each other party, shall do and perform or cause to be done and performed all further acts and things, and shall execute and deliver all other agreements, certificates, instruments, and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement, the Plan.

7.             Discretionary Award.  The award of Common Shares under this Agreement is intended to be discretionary incentive compensation, is being provided in addition to and apart from the regular wages paid to the Grantee and will not be considered part of such regular wages for purposes of computing severance or other employee benefits to which the Grantee may be entitled.

8.             Entire Agreement.  This Agreement, the Plan together set forth the entire agreement and understanding between the parties as to the subject matter hereof and supersede all prior oral and written and all contemporaneous or subsequent oral discussions, agreements and understandings of any kind or nature.

9.             Successors and Assigns.  The provisions of this Agreement will inure to the benefit of, and be binding on, the Company and its successors and assigns and the Grantee and Grantee’s legal representatives, heirs, legatees, distributees, assigns and transferees by operation of law, whether or not any such person will have become a party to this Agreement and agreed in writing to join herein and be bound by the terms and conditions hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

HERBALIFE LTD.

By:
[GRANTEE]		Name:
Title: